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July 1, 2016

Jacob C. Tiedt Attorney at Law +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. Alberto Zapata

Senior Counsel

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Registrant”);
File No. 333-211657

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 20, 2016 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 26, 2016 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen California Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2”) and Nuveen California Dividend Advantage Municipal Fund 3 (“Dividend Advantage 3” and together with Dividend Advantage 2, the “Target Funds” or each individually, a “Target Fund”) into the Registrant (each, a “Reorganization” and together, the “Reorganizations”). The Registrant and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to reflect certain business developments since the initial filing, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

General

(1)	Comment: With reference to Rule 35d-1 and related staff guidance regarding fund names, please consider whether the proposed new name of the Registrant, “Nuveen California Enhanced Quality Municipal Fund,” is appropriate, or whether another name should be used for the Registrant.

Response: The Registrant confirms that it will not use the proposed new name as set forth in the Registration Statement. The Registrant will advise the Commission staff subsequently as to the new name it will adopt at the time of the closing of the Reorganizations.

U.S. Securities and Exchange Commission

July 1, 2016

(2)	Comment: Please confirm whether the Registration Statement should be revised to include disclosure of any material legal proceedings, as required under Item 5(b) of Form N-14 (which incorporates Item 12 of Form N-2).

Response: The Registrant confirms that it is not aware of any material legal proceedings that would be required to be disclosed in response to Item 5(b) of Form N-14.

Joint Proxy Statement/Prospectus

(3)	Comment: In the description of the Funds’ investment policies on page iv of the Q&A section, please add disclosure to the effect that securities rated below investment grade are commonly referred to as “junk bonds.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: In the section “Proposal No. 2—A. Synopsis—Comparison of the Acquiring Fund and each Target Fund—Investment Adviser,” please provide the fund-level management fee schedule of the Registrant that will be effective following the completion of the Reorganizations.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)	Comment: In the section “Proposal No. 2—A. Synopsis—Comparison of the Acquiring Fund and each Target Fund—Investment Adviser,” please provide more definitive disclosure regarding whether the effective fund-level management fee rate as a percentage of the combined fund’s average daily net assets following the completion of the Reorganizations will be the same or lower than the current effective fund-level management fee rate of each Fund prior to the Reorganizations.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: For the staff’s information, please confirm whether the fees and expenses presented in the Comparative Fee Table have been updated to reflect any material changes that have taken place subsequent to each Fund’s most recent fiscal year end.

Response: The fees and expenses set forth in the Comparative Fee Table, including the pro forma fees and expenses of the combined fund, are estimated based on actual expenses during each Fund’s fiscal year ended February 29, 2016, adjusted as described in footnotes (1) and (2). The Registrant notes that the leverage expenses and management fee of the Acquiring Fund have been revised since the initial filing to reflect the issuance of additional preferred shares on June 10, 2016. The Registrant confirms there have been no other material changes that would affect the fees and expenses presented in the Comparative Fee Table.

U.S. Securities and Exchange Commission

July 1, 2016

(7)	Comment: For the staff’s information, please reconcile the statement in the section “Proposal No. 2—C. Information About the Reorganizations—Reasons for the Reorganizations” that the Board of each Fund determined that its Fund’s Reorganization(s) would be in the best interests of its Fund and that the interests of the existing shareholders of such Fund would not be diluted as a result of such Reorganization(s) with the statement in the Q&A section to the effect that, following the Reorganizations, shareholders of each Fund would hold a reduced percentage of ownership in the larger combined entity than they held in the Acquiring Fund or Target Fund individually.

Response: The statement in the Q&A section compares the ownership percentage (and by extension voting power) of Fund shareholders prior to the Reorganizations to the ownership percentage and voting power of each shareholder in the combined fund prior to the Reorganizations. As a practical matter, a natural consequence of almost any combination of funds is that each shareholder’s voting power changes; here, each outstanding common share of the combined fund following the Reorganizations will represent a smaller percentage interest in the issuer than each outstanding share of each individual Fund prior to the Reorganizations. In contrast, the statement in the section “Reasons for the Reorganizations” focuses on the financial interests of Fund shareholders. As noted in the original proposing release for Rule 17a-8 (Investment Company Release No. 10,886), the no-dilution finding in the Rule “requires the [fund] directors to find that no dilution of these shareholders’ financial interests will result” from the merger, including a specific determination that the merger “will not result in diluting the financial participation of any investment company shareholder.”

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Yours very truly,

/s/ Jacob C. Tiedt

July 1, 2016

Mr. Alberto Zapata

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Registrant”)

Registration Statement on Form N-14

File Number: 333-211657

Dear Mr. Zapata:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on June 20, 2016, with respect to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on May 26, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen California Dividend Advantage Municipal Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary